Exhibit 99.1

October 2, 2013

Board of Directors

MTR Gaming Group, Inc.

State Route 2 South

Chester, West Virginia 26034

Dear Sirs:

I am pleased to submit a formal proposal for an Agreement and Plan of Merger between my gaming company, Jacobs Entertainment, Inc., and MTR Gaming Group, Inc. My proposal is more attractive for MTR shareholders than the existing Agreement and Plan of Merger between MTR Gaming Group, Inc. and Eldorado Holdco, LLC (the “Existing Merger Agreement”) and constitutes a “Superior Proposal” under Section 5.4 of that Agreement.

Under my proposal, I will agree to all of the contractual terms published in the Existing Merger Agreement included as Exhibit 2.1 in a Form 8-K filed by MTR Gaming Group on September 11, 2013 as presented in Exhibit A. However, I am willing to substitute the $5.15 implied per share price in the Eldorado contract with an implied per share price of $5.69. Under my proposal, the higher implied per share price means that MTR shares will be valued at over 10% more than under the Eldorado merger (approximately $15.6 Million). Please see details in the revised Exhibit A and B of the contract attached hereto.

The higher per share price results in a more favorable ownership position for MTR’s existing shareholders. Unlike the Eldorado proposal, the board would not be selling control of the company. Accordingly, under my proposal, MTR’s Board of Directors would have the right to appoint the majority of the parent company’s initial board of directors.

In addition to the materially higher per share price, my merger proposal contains a number of other benefits for MTR shareholders that create more immediate and long-term value than the existing Eldorado Merger Agreement:

1.

Superior Markets – The Jacobs Entertainment casinos have greater geographic diversity (thirty-eight facilities in four states versus three facilities in two states). The Eldorado Reno assets are also designed for the hardest hit segment of the Reno market (the tourist segment as opposed to the locals segment). The Louisiana assets of Jacobs

Entertainment are diversified throughout the state insulating them from the potential impact of any one new competitor. They also benefit from the passage of a Louisiana law that has created a virtual economic moratorium on new video poker facilities. Finally, the superior property diversity of my assets positions the company for greater long-term multiple expansion.

2.	Superior Tax Benefits – The proposed Eldorado merger triggers significant net operating loss utilization limitations while the Jacobs merger does not. Section 382 of the Internal Revenue Code would restrict the use of MTR’s approximately $70 million in NOL’s so that it would take at least 18 years for a merged MTR/Eldorado company to use the existing NOLs whereas the Jacobs transaction would not trigger such a restriction. I believe that the difference in NOL utilization timing has a net present value difference of approximately $9 million to the merged company.

3.	Jacobs’ Assets are Wholly Owned – A significant portion of the Eldorado merger consideration is comprised of value attributable to their 50% owned Silver Legacy Joint Venture. The EBITDA from this restricted Joint Venture is treated with the same multiple as EBITDA from wholly owned assets – despite the fact that the cash flow in the Joint Venture is restricted.

4.	Faster Regulatory Closing – I am already licensed in each of MTR’s gaming jurisdictions. This means that a merger with Jacobs Entertainment would have a much faster closing than a merger with Eldorado.

5.	Shortchanging of Margaritaville Test Period – The very recent opening of the Margaritaville Casino in Bossier City, Louisiana is negatively impacting Eldorado’s most profitable casino. However, the MTR/Eldorado Merger Agreement does not allow for a full year of adverse results to filter into the trailing twelve months’ EBITDA that is used to determine the merger consideration. This shortened test period will shortchange MTR shareholders by at least $2.6 Million and likely considerably more.

My transaction contains all of the benefits of increased financial scale, geographic diversification, improved credit profile and potential multiple expansion – but does so on an economic basis that is much more favorable to MTR shareholders than the Existing Merger Agreement. Enclosed is a presentation containing a description of my proposal as well as some information about Jacobs Entertainment for your consideration.

I would request that this proposal immediately be deemed a “Superior Proposal” under Section 5.4 of the Merger Agreement – and the required four day notice be supplied to Eldorado so that we may enter into a Jacobs Entertainment/MTR Gaming Group merger agreement as quickly as possible.

Please do not hesitate to contact me or my advisors if you have any questions about this proposal.

Sincerely yours,

/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs Chairman and CEO Jacobs Investments, Inc.

Jacobs Entertainment, Inc.

Merger Consideration—Exhibit A

TO BE UPDATED PRIOR TO CLOSING

	LTM	Projected LTM
($ in millions, except per share data)	6/30/2013	6/30/2014
A. Jacobs Merger Consideration
Jacobs Adjusted EBITDA Reconciliation
Net Income (Loss) Attributable to the Company	$(3.9)	$2.7
Interest Expense, Net of Interest Income	31.3	27.6
Depreciation & Amortization	20.4	19.3
Unrealized (gain) loss on change in fair value of investment	1.1	—
Jacobs EBITDA	$48.9	$49.6
Non-Recurring Items	5.2	5.6
Jacobs Adjusted EBITDA	$54.1	$55.2

Jacobs Adjusted EBITDA	$54.1	$55.2
EV / EBITDA Multiple	6.81x	6.81x
Implied Enterprise Value	$368.4	$375.9
Less: Jacobs Long-term Debt and Capital Lease Obligations	(325.6)	(317.0)
Less: Jacobs Current Portion of Long-term Debt and Capital Lease Obligations	(2.3)	(3.1)
Plus: Jacobs Excess Cash	12.2	12.0
Jacobs Closing Net Working Capital Surplus (Shortfall) to Target Net Working Capital	—	—
A. Jacobs Merger Consideration	$52.7	$67.8

B. MTR Transaction Expense Adjustment	$7.0	$7.0

Company Merger Consideration (A+B)
A. Jacobs Merger Consideration	$52.7	$67.8
B. MTR Transaction Expense Adjustment	7.0	7.0
= Jacobs Total Merger Consideration	$59.7	$74.8
Price of Shares Issued	$5.69	$5.69
Aggregate Jacobs Merger Shares	10,492,091	13,145,870

Notes:

JEI Excess Cash equals Cash and Cash Equivalents ($27,752,000) Less Casino Cage Cash ($15,561,000)

JEI will distribute out approximately $18,500,000 of excess vacant land and de minimus non-gaming assets prior to closing

LTM 6/30/2014 Nonrecurring Items includes $3.0 million assumed JEI transaction costs.

MTR transaction expense adjustment assumes JEI is compensated for MTR transaction related expenses up to $7.0 million.

The	Aggregate Jacobs Merger Shares do not include 5,066,433 MTR shares currently owned by Jacobs Entertainment and its affiliates.

Jacobs Entertainment, Inc.

Net Working Capital—Exhibit B

TO BE UPDATED PRIOR TO CLOSING

($ in thousands)

	Target	Actual At Closing	Surplus / (Shortfall)
Net Working Capital Assets
Cage Cash	$15,561
Restricted cash	3,975
Accounts receivable, net	3,249
Inventories	3,978
Prepaid expenses	4,371

Current Assets	31,134

Net Working Capital Liabilities
Accounts payable	$6,519
Accrued Other Liabilities	21,482

Total current liabilities	28,001

Net Working Capital	$3,133